Auxilio, Inc.
27401 Los Altos Suite 100
Mission Viejo, Ca 92691

June 30, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:

Auxilio, Inc. Responses to Securities and Exchange Commission Staff comments made by letter dated May 22, 2009
Post-Effective Amendment No. 5 to Registration Statement on Form S-1 Filed April 27, 2009
File No. 333-135640
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 27, 2009
File No 0-27507

Ladies and Gentlemen:

Auxilio, Inc. (“Auxilio”), in connection with its filing of an amendment to its Post-Effective Amendment No. 5 to Registration Statement on Form S-1 under the Securities Act (File No. 333-135640) (the “Registration Statement”) hereby make the following responses to the Securities and Exchange Commission (the “SEC”) Staff’s comments to the Registration Statement made by letter dated May 22, 2009, which are keyed to correspond to the comments made in such letter. For your ease of reference, each response is preceded by a reproduction of the corresponding comment.

Post-Effective Amendment No. 5 to Registration Statement on Form S-1

General

1.

We note that you seek to register 2,106,916 shares of stock issuable upon the conversion of a note issued to Laurus Master Fund, LTD. Please revise your prospectus to explain to us how you arrived at the amount you are registering for resale; in this regard, we note your disclosure at Note 6 of your Financial Statements indicating that portions of the Note convert at three different prices, however, the amount you have registered exceeds those amounts.
Also, considering your announcement, in an April 9, 2009 press release, that you have paid in full the $3,000,000 note issued to Laurus Master Fund, please revise your registration statement or advise us why you seek to register all of the shares issuable upon conversion of the note. Note 6 would seem to indicate that you have only issued 175,000 shares upon conversion of the Note.

Response:

We have revised the prospectus to reflect the registration of 175,000 shares of stock issued upon conversion of principal and interest under the note issued to Laurus Master Fund, LTD (the “Note”). Note 6 of the Financial Statements is correct that only the 175,000 shares were issued pursuant to the Note prior to repayment of the Note on April 9, 2009.

2.

Please advise us why you have not included a link to the April 9, 2009 press release regarding the payoff of the Laurus Master Fund note in the "Press Room" link on your company's website at http://www.auxilioinc.com/index.html.

Response:

We have added the link to the press release in our “Press Room” at http://www.auxilioinc.com/press_room.html.

Selling Stockholders, page 27

3.	In an appropriate place in your prospectus, please briefly describe the transactions pursuant to which the selling shareholders who hold 1,478,549 shares underlying warrants acquired such warrants.

Response:

We have added disclosure to the footnotes to the Selling Stockholder table to briefly describe the transactions pursuant to which the selling shareholders who hold 1,478,549 shares underlying warrants acquired such warrants.

4.	Please revise your selling stockholders table to include all information required by Item 507 of Regulation S-K, including the numbers and percentages of shares to be owned after the offering.

Response:

We have revised the disclosure in the Selling Stockholder table to include all information required by Item 507 of Regulation S-K. We note that because each selling stockholder may sell all or part of its shares under the prospectus and since the offering is not being underwritten on a firm commitment basis, Auxilio cannot estimate the number and percentage of shares of its common stock that the selling stockholders will hold at the end of the offering covered by this prospectus. In the table, we have assumed the selling stockholders will sell all shares being registered pursuant to the registration statement of which the prospectus is a part.

5.

Please revise the footnotes to your selling stockholders table to disclose the identities of the natural persons exercising voting and investment control over the shares owned by stockholders who are not natural persons. Refer to Question 140.02 of our Regulation S¬K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Response:

We have revised the footnotes to the selling stockholders table to disclose the identities of the natural persons exercising voting and investment control over the shares owned by stockholders who are not natural persons. In certain instances, no natural person exerts voting and investment control over the shares because voting and investment decisions are made by a majority or more of a committee of three or more persons.

6.

Please identify all selling stockholders who are registered broker-dealers or affiliates of broker dealers. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling shareholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter. We may have additional comments upon review of your response.

Response:

We have revised the footnotes to the selling stockholders table to disclose the identities of those entities that are broker-dealers and noted that such entities may be deemed underwriters. We note that reference is also made to these facts in the section of the prospectus entitled “Plan of Distribution.”

Consolidated Financial Statements

7.

Please update the financial statements and related financial information in accordance with the requirements set forth in Rule 8-08 of Regulation S-X. Please make consistent revisions to your Management's Discussion and Analysis as well.

Response:

We have revised the financial statements and related financial information in accordance with the requirements set forth in Rule 8-08 of Regulation S-X. Specifically we have included our unaudited financial statements and information for our first fiscal quarter. We have made consistent revisions to the Management's Discussion and Analysis section.

Exhibits

8.

Please revise your index to include the Common Stock Purchase Warrant, Master Security Agreement and Registration Rights Agreement entered into with Laurus Master Fund, LTD, which you filed under cover of Form 8-K on April 13, 2006.

Response:

We have revised the Exhibit Index to include the documents noted in Comment #8.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 9A(T) Controls and Procedures

9.

We note your disclosure that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective as of such date "in timely alerting them to material information relating to the Company required to be included in [y]our periodic reports." As you have included a portion of the definition of disclosure controls and procedures with your effectiveness conclusion, you must include the entire definition. Please revise your disclosure, and confirm you will also do so in future filings, to state, if true, that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in applicable rules and forms. See Exchange Act Rule 13a-15(e). Alternatively, you may simply state that the officers concluded that your disclosure controls and procedures are effective.

Response:

We have revised the disclosure in Item 9A(T) to state that our chief executive and chief financial officers concluded that our disclosure controls and procedures are effective. We will retain this simplified formulation for the disclosure under this Item in future filings.

Exhibits 31.1 and 31.2

10.

Please revise the certifications filed as Exhibits 31.1 and 31.2 so the language is identical to the language included in Item 601(b)(31) of Regulation S-K. For example, you have added the word "annual" in certain places, replaced the words "internal control over financial reporting" with "internal controls," and replaced paragraph 4(b) with other language.
Please note these are only examples and we may have additional comments after reviewing your amendment and responses to our comments. Please re-file the complete Form 10-K, along with new certifications, and confirm that you will make these changes in future filings.

Response:

We have revised the certifications filed as Exhibits 31.1 and 31.2 to conform to the language of Item 601(b)(31) of Regulation S-K and have refiled the complete Form 10-K along with the new certifications. We hereby confirm that we will make these changes in future filings.

     If you have any questions or would like to discuss these responses with us, please do not hesitate to call me at (949) 614-0700.

Sincerely,

/s/ Paul T. Anthony
Paul T. Anthony, Chief Financial Officer